SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)(1)

Qualstar Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

74758R109
(CUSIP Number)

BKF Capital Group, Inc.

Steven N. Bronson

225 N.E. Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

(561) 362-4199

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	BKF Capital Group, Inc.	Tax Id. No. 36-0767530
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,239,419
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,239,419
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,239,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

18.3%
14.	TYPE OF REPORTING PERSON

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		57,700
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,239,419
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		57,700
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		2,239,419

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,297,119
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

18.7%
14.	TYPE OF REPORTING PERSON

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer" or “Qualstar”) remains in full force and effect. The Issuer recently reported that as of March 31, 2013, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D Amendment No. 9 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

(b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following disclosures:

On May 24, 2013, BKF Capital sent a letter (the “Demand”) to Qualstar demanding to inspect certain books and records relating to the disclosures contained in Qualstar’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2013. BKF issued the Demand to obtain information to familiarize itself with Qualstar’s affairs and assess the managerial performance and character of corporate officers and directors of Qualstar, in connection with its investment in the common stock of Qualstar and its participation in the 2013 Annual Meeting of Shareholders, at which BKF intends to nominate directors. In its solicitation of proxies for the 2013 Annual Meeting, BKF expects to, among other things, comment on the public disclosures contained in Qualstar’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2013. BKF also served the Demand to determine and evaluate the process undertaken by Qualstar’s Board of Director’s in connection with the timing of the calling of the 2013 Annual Meeting and the proposals to be voted on at the meeting. A copy of the Demand is attached hereto as an Exhibit.

On May 28, 2013, BKF Capital notified Qualstar that it was nominating a new nominee for election as a director and withdrawing two of its nominees for election as directors at Qualstar’s 2013 Annual Meeting of Shareholders (the “Shareholders Meeting”), because of Qualstar’s disclosure in its preliminary proxy materials filed with the Securities and Exchange Commission on May 24, 2013 that only five directors will be elected at the Shareholders Meeting. A copy of this letter is attached hereto as an Exhibit.

Also on May 28, 2013, BKF Capital filed preliminary proxy materials for the Shareholders Meeting with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)(b) BKF Capital owns an aggregate of 2,239,419 shares of the Issuer's Common Stock, representing approximately 18.3% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,297,119 shares of the Issuer's Common Stock, representing approximately 18.7% of the total shares of Common Stock deemed outstanding.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

BKF Capital letter, dated May 24, 2013, to Qualstar demanding to inspect certain books and records.

Press Release of BKF Capital, dated May 28, 2013, announcing the demand made to Qualstar for inspection of certain books and records.

BKF Capital Letter, dated May 28, 2013, to Qualstar nominating one nominee and withdrawing the nomination of two nominees for election as a director at the 2013 Meeting of Shareholders.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

Exhibit

BKF CAPITAL GROUP, INC.
225 N.E. Mizner Blvd., Suite 400
Boca Raton, FL 33432
Phone 561.362.4199
Fax 561.363.4722

May 24, 2013

VIA FACSIMILE TO (805) 583-7749 AND OVERNIGHT COURIER

Qualstar Corporation

3990-B Heritage Oak Court

Simi Valley, CA 93603

Attention: Lawrence D. Firestone

RE: Request for Inspection of Corporate Records

Dear Mr. Firestone:

I am writing on behalf of BKF Capital Group, Inc. (“BKF”) which, as of the date of this letter, is the shareholder of record of 1,500,000 shares of common stock of Qualstar Corporation (the “Company”).

BKF hereby makes demand pursuant to Section 1601 of the California Corporations Code to inspect and make copies of:

(a)	The Company’s accounting books and records, including without limitation the following:

(i)          accounting books and records related to or used in the preparation of the following disclosure contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013:

“Costs incurred in the third quarter attributable to the ongoing Potential Proxy Contest, the now-terminated Partial Tender Offer and related activities, including fees of legal counsel, financial advisors and proxy solicitors, totaled approximately $641,000.”

(ii)          accounting books and records substantiating the following disclosure contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013:

“[the Company’s] storage bookings for the fiscal third quarter were negatively impacted by the Partial Tender Offer by the BKF Group in late January . . . which we observed to cause uncertainty and deferral of business opportunities among our resellers and end users.”

(b)	Minutes of proceedings of the shareholders, the Board of Directors and committees of the Board of Directors of the Company, prepared or relating to meetings occurring since April 2012.

BKF CAPITAL GROUP, INC.
225 N.E. Mizner Blvd., Suite 400
Boca Raton, FL 33432
Phone 561.362.4199
Fax 561.363.4722

Please reply to this demand promptly but no later than three business days after your receipt of this demand, specifying a day and time during regular business hours for such inspection and copying at the offices of the Company. I can be reached by telephone at (561) 392-4199 ext. 209 or by electronic mail at mfregosi@bkfcapital.com, or you may contact our legal counsel designated below.

If the Company disputes BKF’s right to any of the items requested hereby, I demand that the items the Company believes BKF is entitled to receive be made available promptly and that you provide a written explanation about your failure to supply any items requested.

The purpose of BKF in making this demand is to familiarize itself with the Company’s affairs and assess the managerial performance and character of corporate officers and directors of the Company, in connection with its investment in the common stock of the Company and its participation in the 2013 Annual Meeting of Shareholders, at which BKF intends to nominate directors. In its solicitation of proxies for the 2013 Annual Meeting, BKF expects to, among other things, comment on the Company’s public disclosures referred to above. BKF is also making this demand to determine and evaluate the process and timing of the Board’s calling of the 2013 Annual Meeting and the proposals to be voted on at the meeting.

BKF hereby designates the law firm of Loeb & Loeb LLP and Allen Z. Sussman, Esq. of that firm as agents of the undersigned for purposes of such inspection. BKF appoints each such agent as its Attorney-in-Fact for such inspection with me or in my place. Mr. Sussman may be reached by telephone at (310) 282-2375 or via email at asussman@loeb.com.

If you comply with this request for inspection, as set forth above, we will reimburse the Company for its reasonable out-of-pocket expenses incurred in complying with the foregoing demand. If you fail to comply, we will seek reimbursement for our expenses, including attorneys’ fees, as permitted by the California Corporations Code.

Sincerely,

/s/ Maria Fregosi

Maria Fregosi
Chief Operating Officer
BKF Capital Group, Inc.

cc:	Board of Directors, Qualstar Corporation

John D. Pirnot, Corporate Secretary

Nidhi H. Andalon, as Registered Agent

Allen Z. Sussman, Esq., Loeb & Loeb LLP

Exhibit

BKF Capital Announces Demand for Qualstar Records;

Intends to Nominate Seven Directors at the 2013 Annual Meeting of Shareholders

Boca Raton, Florida, May 28, 2013 – BKF Capital Group, Inc. (OTCQB – “BKFG”), announced today that it has served a demand on Qualstar Corporation (NASDAQ — “QBAK”) to examine its books and records supporting statements made about BKF in Qualstar’s earnings release and Form 10-Q for the quarter ended March 31, 2013. In the press release, Qualstar stated that results for the quarter were impacted “by the initiation and subsequent termination of a tender offer for shares of the company’s stock by BKF Capital Group, Inc., which adversely affected bookings and revenues for new equipment in the storage business.” The Qualstar Form 10-Q similarly stated, “Our storage bookings for the fiscal third quarter were negatively impacted by the Partial Tender Offer by the BKF Group in late January . . . which we observed to cause uncertainty and deferral of business opportunities among our resellers and end users.” The Form 10-Q also reported that Qualstar incurred fees of $641,000 during the quarter related to BKF’s tender offer and what it referred to as BKF’s “Potential Proxy Contest.”

BKF has given Qualstar notice that it intends to nominate a full slate of directors for election at Qualstar’s 2013 annual shareholders meeting. It is demanding the records relating to the earnings release and Form 10-Q so that it may communicate with Qualstar shareholders during its upcoming solicitation of proxies for the election of its slate regarding the statements made by Qualstar about BKF and its partial tender offer for Qualstar shares. BKF was forced to withdraw the tender offer after Qualstar adopted a so-called poison pill that effectively prevented BKF from acquiring shares in the offer. BKF is also seeking books and records to understand why, after almost fifteen months since the Company’s last annual meeting on March 21, 2012, a date for the 2013 annual meeting has not been announced.

Speaking about the Qualstar statements in the press release and the Form 10-Q, Steven N. Bronson, BKF’s chairman and chief executive officer said: “We find the Company’s statement that the third quarter results for its storage business were impacted by the BKF tender offer incredible, and we are asking the Company to provide us documentation in support of this curious assertion. We also find it hard to understand how the Company could have spent $641,000 on the BKF tender offer that was open for less than two weeks, and a proxy contest that had not even begun in the third quarter. BKF is concerned about what appears to us as a waste of corporate assets to entrench management, while the Company forecloses the right of shareholders to participate in a non-coercive tender and receive value for their shares.”

Mr. Bronson continued: “We are also concerned with the delay in holding the Company’s annual meeting. In prior years the Company has consistently held its annual meeting in March, or earlier. This year, the first since Mr. Firestone assumed office, it is already the end of May and a meeting date has yet to be announced. This appears to us as a ploy for entrenchment.”

Mr. Bronson concluded: “We hope the documents that we are requesting will shed light on the Company’s implausible assertions regarding BKF, and its troublesome decision to delay the annual meeting. We expect to be communicating about these matters with shareholders in the upcoming proxy contest.”

Participants in the Solicitation

The potential participants in a proxy solicitation by BKF in connection with the 2013 annual meeting of Qualstar shareholders are anticipated to include BKF Capital Group, Inc., a Delaware corporation, and, each of the individuals nominated by BKF for election as directors at the 2013 annual meeting: Steven N. Bronson, Alan B. Howe, Sean M. Leder, Dale E. Wallis and David J. Wolenski.

BKF is the record or beneficial owner of 2,239,419 shares of Qualstar common stock. Mr. Bronson is the beneficial owner of 57,700 shares, and may also be deemed to own beneficially the shares owned by BKF. Except for BKF and Mr. Bronson, none of the BKF participants owns any Qualstar securities.

Additional Information

BKF intends to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 annual meeting of Qualstar shareholders. Shareholders are advised to read the definitive proxy statement and other documents related to the solicitation of shareholders for use at the 2013 annual meeting when they become available, because they will contain important information, including additional information relating to the participants in the proxy solicitation. When completed and available, BKF’s definitive proxy statement and a form of proxy will be mailed to Qualstar shareholders. These materials and other materials filed by BKF in connection with its proxy solicitation will be available at no charge on the SEC’s website at www.sec.gov. The definitive proxy statement and other relevant documents filed by BKF with the SEC will also be available, without charge, from BKF’s proxy solicitor, AST Phoenix Advisors. Call toll-free number (877) 478-5038.

About BKF Capital Group Inc.

BKF Capital Group Inc. is a publicly traded company that intends to create an asset management platform with investment vehicles that focus on areas of portfolio management that typically receive less attention from investors but also present unique investment opportunities. BKF is also engaged in seeking to arrange an acquisition, with an operating business with revenues, at least three years of operating history and unique value opportunities. For additional information please visit: www.bkfcapital.com.

Contacts:

BKF Capital Group, Inc.

Maria Fregosi 561-362-4199 x 209

mfregosi@bkfcapital.com

Exhibit

BKF Capital Group, Inc.
225 N.E. Mizner Boulevard, Suite 400
Boca Raton, Florida 33432

May 28, 2013

VIA FACSIMILE AND FEDERAL EXPRESS

Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063
Attention: John D. Pirnot, Secretary

Notice to the Secretary

Dear Mr. Pirnot:

The undersigned, BKF Capital Group, Inc. (“BKF”), is the holder of record of an aggregate of 2,239,419 shares of common stock, no par value per share, of Qualstar Corporation (“Qualstar” or the “Company”).

Reference is made to BKF’s letter of January 17, 2013 (the “1/17/13 Letter”), in which BKF provided notice of nomination of six directors to serve on the Company’s Board of Directors at the 2013 Annual Meeting of Shareholders of the Company (the “Shareholder Meeting”). The 1/17/13 Letter remains operative, and BKF reaffirms its intention to nominate the persons named in the 1/17/13 Letter at the Shareholder Meeting, except as provided in this letter.

This letter provides notice of BKF’s intention to nominate Dale E. Wallis for election as a director at the Shareholder Meeting. This letter also provides notice of BKF’s intention to withdraw Edward J. Fred and Maria N. Fregosi for election at the Shareholder Meeting, in response to the Company’s disclosure in its preliminary proxy statement filed with the Securities and Exchange Commission on May 24, 2013 that only five directors will be elected at the Shareholder Meeting. This withdrawal is contingent on the Company’s determination to elect only five directors at the Shareholder Meeting. The nomination of Edward J. Fred shall be automatically reinstated (i) if for any reason the nomination of Mr. Wallis is not properly presented (although BKF does not believe this to be the case) and the Company determines to reject it (although BKF reserves the right to challenge any such rejection) or (ii) should the Company determine to elect six directors for election at the Shareholder Meeting. The nomination of Maria N. Fregosi shall be automatically reinstated should the Company determine to elect seven or more directors for election at the Shareholder Meeting.

Pursuant to Section 6 of Article II of the Company’s Bylaws, as amended and restated as of March 24, 2011 (the “Bylaws”), please be advised as follows in connection with the nomination of Mr. Wallis:

(a)	The name of the shareholder intending to make the nomination is BKF Capital Group, Inc.

(b)	The address of BKF Capital Group, Inc. is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(c)	The name and address of Mr. Wallis is set forth in the attached Annex I.

(d)	BKF Capital Group, Inc. is a holder of record entitled to vote at the Shareholder Meeting.

(e)	A representative of BKF Capital Group, Inc. intends to appear at the Shareholder Meeting, either in person or by proxy, to nominate Mr. Wallis.

(f)	Information with respect to Mr. Wallis which complies with Sections 6(c) and 6(e) of Article II of the Bylaws, is set forth in the attached Annex I.

(g)	The class, series and number of shares of the Company that are beneficially owned by BKF Capital Group, Inc. are 2,239,419 shares of common stock and by Mr. Steven N. Bronson are 57,700 shares of common stock. There are no other shareholders known by BKF Capital Group, Inc. to be supporting the nominees as of the date of this notice. Mr. Wallis does not own any shares of the Company.

(h)	Mr. Wallis’ consent to being named as a nominee and to serve as a director of the Company if so elected is included as Annex II.

Except as set forth in this letter (including its annexes), there is no information concerning Mr. Wallis, including with respect to bankruptcy or criminal, legal, self-regulatory or other proceedings, which would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission. In addition, Mr. Wallis is not currently, nor was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company or (b) is party to any transaction, or series of similar transactions, since January 1, 2012, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party. In addition, neither Mr. Wallis nor his associates has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

We trust that this notice complies in all respects with the Bylaws and applicable law. If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact us immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson
Chairman & Chief Executive Officer

RECEIPT ACKNOWLEDGED ON

____________, 2013

QUALSTAR CORPORATION

By:
Name:
Title:

Annex I

Nominee: Dale E. Wallis

Biographical Information:

•            Dale E. Wallis, 63, has over 40 years of business and entrepreneurial experience. He is currently an instructor for the UCLA Extension Program, a comprehensive continuing education provider. For 15 years until his retirement in December 2011, Mr. Wallis was Vice President, Chief Financial Officer and Treasurer of The Aerospace Corporation, a defense contractor that manages much of the U.S. Government’s satellite communications programs. Mr. Wallis was responsible for all the finance, contracting and treasury functions at Aerospace where he contributed to growth of the company from $365 million in annual revenues to over $900 million in annual revenues, led the implementation of creative financing facilities, and managed over $2 billion of retirement plan assets. Prior to Aerospace, Mr. Wallis was Chief Financial Officer for a privately held information services company that grew with mergers and acquisitions and that he helped prepare for its IPO and was Director of Tax and Finance at a publicly held, international, agricultural biotech company where he helped grow the company through mergers and acquisitions, including acquisitions of international subsidiaries. Earlier Mr. Wallis was a senior manager working with entrepreneurial service clients for Ernst & Young, was a partner in a local accounting firm, and a senior auditor at KPMG. Mr. Wallis currently is on the board and serves as audit committee chair for Financial Executives International, a professional organization of over 12,000 CFOs in the US, Canada, Japan and the UK. Mr. Wallis holds bachelors and masters degrees in accounting from Oklahoma State University, is a Certified Public Accountant in California and Oklahoma, and is a member of the American Institute of Certified Public Accountants. Mr. Wallis will bring financial expertise to the Board and a strong and effective knowledge of corporate governance, executive management and business growth.

Securities Ownership:

Mr. Wallis does not own any securities of the Company, directly or indirectly, beneficially or of record, and has not purchased or sold any securities of the Company within the past two years, and no associate of his beneficially owns, directly or indirectly, any securities of the Company.

Addresses:

Mr. Wallis’ current address is 2221 SW 118th Street, Oklahoma City, Oklahoma 73710.

Mr. Wallis has entered into a Nominee Agreement with BKF Capital Group, Inc., pursuant to which BKF has agreed to indemnify Mr. Wallis for certain liabilities, losses, claims, damages, costs, penalties and expenses (including reasonable attorneys’ fees and expenses) in connection with any action, suit, investigation or other proceeding involving Mr. Wallis as a result of his nomination as a director of the Company or otherwise arising from or in connection with BKF’s solicitation of proxies or consents to elect directors of the Company.

Annex II

Consent of Dale E. Wallis

CONSENT OF NOMINEE

The undersigned hereby consents to being named and appropriately identified as a nominee for election as a director of Qualstar Corporation (the “Company”) in the proxy statement and proxy card, or the information statement, to be filed with the Securities and Exchange Commission (the “SEC”) and distributed to stockholders of the Company by BKF Capital Group, Inc. and certain of its affiliates and other persons (collectively, “BKF”) and in other materials in connection with (i) the solicitation of proxies by BKF from stockholders of the Company to be voted at the Annual Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof) or (ii) the solicitation of consents by BKF from stockholders of the Company to elect directors in lieu of a meeting, and further consents to serving as a director of the Company, if elected. The undersigned hereby further consents to being named and appropriately identified in the Company’s proxy statement or information statement if required by the rules of the SEC. The undersigned hereby represents that he (i) satisfies, or upon becoming a director will satisfy, the qualifications to be a member of the Board of Directors set forth in the Bylaws of the Company and (ii) will make available to the Board of Directors of the Company all information reasonably requested in furtherance hereof.

Dated: May 21, 2013

/s/ Dale Wallis
Name: Dale Wallis